UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-35281

Forbes Energy Services Ltd.

(Exact Name of Registrant as Specified in Charter)

3000 South Business Highway 281

Alice, Texas 78332

(361) 664-0549

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.04 par value

(Title of each class of securities covered by this Form)

Common Stock, $0.01 par value

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None*

*	The old common stock, par value $0.04 per share, of Forbes Energy Services Ltd., or the Company, was cancelled upon the Company’s emergence from chapter 11 bankruptcy proceedings on April 13, 2017. The Company issued new shares of common stock, par value $0.01 per share, or the New Common Stock, on April 13, 2017 pursuant to that certain prepackaged plan of reorganization dated December 21, 2016, as amended and supplemented, of the Company and its domestic subsidiaries. The Company filed a Form 8-A on April 18, 2017 to register the New Common Stock under Section 12(g) of the Securities Exchange Act of 1934, as amended.

Pursuant to the requirements of the Securities Exchange Act of 1934, Forbes Energy Services Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: August 15, 2017	FORBES ENERGY SERVICES LTD.

	By:	/s/ L. Melvin Cooper
L. Melvin Cooper
Senior Vice President and Chief Executive Officer